UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2021

Khosla Ventures Acquisition Co. II

(Exact name of registrant as specified in its charter)

Delaware	001-40246	86-1776836
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2128 Sand Hill Road Menlo Park, California	94025
(Address of principal executive offices)	(Zip Code)

(650) 376-8500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	KVSB	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 1, 2021, Khosla Ventures Acquisition Co. II (“KVSB”) entered into an amendment (the “Amendment”) to the previously disclosed Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 6, 2021, among KVSB, Nextdoor, Inc., a Delaware corporation (“Nextdoor”) and Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of KVSB. Capitalized terms not defined herein have the meaning assigned to them in the Merger Agreement.

As previously disclosed, the Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions. Pursuant to the Amendment, in addition to KVSB stockholder approval of the amendment and restatement of the certificate of incorporation of KVSB (the “Proposed Charter”) pursuant to the governing documents of KVSB and applicable law, the parties agreed to a mutual closing condition that the Proposed Charter will have been approved at the Acquiror Stockholders’ Meeting by the affirmative vote of the holders of a majority of the shares of KVSB’s Class A common stock, par value $0.0001 per share (“KVSB Class A Common Stock”), then outstanding and entitled to vote thereon at the Acquiror Stockholders’ Meeting, voting separately as a single series. The Amendment provides that such condition may not be waived by the parties. The form of Proposed Charter is attached as Annex C to the registration statement on Form S-4 that KVSB filed with the SEC on July 20, 2021.

The foregoing summary is qualified in its entirety by reference to the Amendment which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between KVSB and Nextdoor. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVSB filed a registration statement on Form S-4/A with the SEC on October 1, 2021, which includes a document that serves as a prospectus and proxy statement of KVSB, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all KVSB stockholders. KVSB also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB through the website maintained by the SEC at www.sec.gov.

The documents filed by KVSB with the SEC also may be obtained free of charge at KVSB’s website at https://khoslaventuresacquisitionco.com/KVSB or upon written request to Secretary at Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, California 94025.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers of KVSB and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of KVSB, the combined company or Nextdoor, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between KVSB and Nextdoor. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVSB’s securities, (ii) the risk that the transaction may not be completed by KVSB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVSB, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of KVSB, the satisfaction of the minimum trust account amount following redemptions by KVSB’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Nextdoor’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Nextdoor and potential difficulties in Nextdoor employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Nextdoor or against KVSB related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of KVSB’s securities on a national securities exchange, (xi) the price of KVSB’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which KVSB plans to operate or Nextdoor operates, variations in operating performance across competitors, changes in laws and regulations affecting KVSB’s or Nextdoor’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of KVSB’s registration on Form S-1 (File No. 333-253098), the registration statement on Form S-4 discussed above and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and KVSB and Nextdoor assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither KVSB nor Nextdoor gives any assurance that either KVSB or Nextdoor or the combined company will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 1, 2021.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Khosla Ventures Acquisition Co. II

Date: October 1, 2021	By:	/s/ Peter Buckland
	Name:	Peter Buckland
	Title:	Chief Financial Officer

Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of September 30, 2021 (the “Amendment Date”) by and among Khosla Ventures Acquisition Co. II, a Delaware corporation (“Acquiror”), Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Nextdoor, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, the parties entered into that certain Agreement and Plan of Merger dated as of July 6, 2021 (the “Merger Agreement”);

WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the Merger Agreement may be amended or modified, in whole or in part, by a duly authorized agreement in writing executed by each of the parties; and

WHEREAS, the parties wish to amend the Merger Agreement as set forth in this Amendment; and

WHERAS, the Board of Directors of each of the parties has approved this Amendment.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment and the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

AMENDMENTS TO THE MERGER AGREEMENT

Section 1.1 Amendment to Definitions.

(a) Section 1.1 of the Merger Agreement is hereby amended by deleting the definition of “Acquiror Stockholder Approval” and replacing it in its entirety with the following:

““Acquiror Stockholder Approval” means the approval of each Transaction Proposal identified in Section 8.2(b) by the affirmative vote or written consent of the holders of the requisite number of shares of Acquiror Common Stock entitled to vote thereon, whether in person or by proxy at the Acquiror Stockholders’ Meeting (or any adjournment thereof) or by written consent, in each case, in accordance with the Governing Documents of Acquiror, applicable Law and the rules of the Stock Exchange.”; and

(b) Section 1.1 of the Merger Agreement is hereby amended by deleting the definition of “Consideration Shares” and replacing it in its entirety with the following:

““Consideration Shares” means the aggregate remaining number of shares of Company Common Stock the Company is obligated to issue to eligible former stockholders of Pixel Labs pursuant to the terms of the Pixel Labs Merger Agreement, but which, as of immediately prior to the Effective Time, have not yet been so issued (and are thus not included in clause (a) of the definition of Aggregate Fully Diluted Company Common Shares), not to exceed 58,135 shares of Company Common Stock.”

Section 1.2 Amendment to Section 9.1 of the Merger Agreement. Section 9.1 of the Merger Agreement is hereby amended by:

(a) adding the words “other than the condition set forth in Section 9.1(h)” after the words “any one or more of which”; and

(b) adding the following paragraph as a new Section 9.1(h) of the Merger Agreement:

“(h) The Amended and Restated Certificate of Incorporation shall have been approved at the Acquiror Stockholders’ Meeting by the affirmative vote of the holders of a majority of the shares of Acquiror Class A Common Stock then outstanding and entitled to vote thereon at the Acquiror Stockholders’ Meeting, voting separately as a single series.”

Section 1.3 Amendment to Section 11.2 of the Merger Agreement. Section 11.2 of the Merger Agreement is hereby amended by adding the words “; provided that, the parties may not waive compliance with Section 9.1(h)” at the end of the provision before the period.

ARTICLE 2

MISCELLANEOUS

Section 2.1 No Other Amendment. Except to the extent that any provisions of or any Exhibits or Schedules to the Merger Agreement are expressly amended by Article 1 of this Amendment, all terms and conditions of the Merger Agreement and all other documents, instruments and agreements executed thereunder, shall remain in full force and effect pursuant to the terms thereof. In the event of any inconsistency or contradiction between the terms of this Amendment and the Merger Agreement, the provisions of this Amendment shall prevail and control.

Section 2.2 Reference to the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to the Merger Agreement as amended by this Amendment. No reference to this Amendment need be made in any instrument or document at any time referring to the Merger Agreement and a reference to the Merger Agreement in any such instrument or document shall be deemed to be a reference to the Merger Agreement as amended by this Amendment.

Section 2.3 General Provisions. Except as set forth in Article 1 of this Amendment, the provisions of Article I (Certain Definitions) and Article XI (Miscellaneous) of the Merger Agreement apply equally to this Amendment and are hereby deemed incorporated by reference.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties have duly executed this Amendment to be effective as of the Amendment Date.

KHOSLA VENTURES ACQUISITION CO. II

By:	/s/ Peter Buckland
Name:	Peter Buckland
Title:	Chief Operating Officer

LORELEI MERGER SUB INC.

By:	/s/ Peter Buckland
Name:	Peter Buckland
Title:	Chief Operating Officer

[Signature Page to Amendment No. 1 to Agreement and Plan Merger]

IN WITNESS WHEREOF, the parties have duly executed this Amendment to be effective as of the Amendment Date.

NEXTDOOR, INC.

By:	/s/ Sarah Friar
Name:	Sarah Friar
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan Merger]